UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number:  001-40717

VIQ SOLUTIONS INC.

(Name of registrant)

5915 Airport Road

Suite 700

Mississauga, Ontario L4V 1T1

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIQ SOLUTIONS INC.
(Registrant)

Date: July 21, 2022	By:	/s/ Alexie Edwards
	Name:	Alexie Edwards
	Title:	Chief Financial Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description
99.1	Form of Securities Purchase Agreement dated July 18, 2022.
99.2	Placement Agent Agreement between the Registrant and A.G.P./Alliance Global Partners dated July 18, 2022.
99.3	Press Release of the Registrant dated July 19, 2022.
99.4	Form of Warrant dated July 21, 2022.
99.5	Form of Registration Rights Agreement dated July 21, 2022.
99.6	Press Release of the Registrant dated July 21, 2022.